Mail Stop 3561

December 13, 2007

Mr. Martin J. Matthews
Interim Chief Financial Officer
Broder Bros., Co.
Six Neshaminy Interplex, 6th Floor
Trevose, Pennsylvania 19053

> **Re: Broder Bros., Co.**
> **Form 10-K for Fiscal Year Ended December 30, 2006**
> **Filed April 2, 2007**
> **Forms 10-Q for Fiscal Quarters Ended**
> **June 30, 2007 and September 30, 2007**
> **Filed August 14, 2007 and November 13, 2007**
> **Response Letters Dated October 4, 2007 and November 29, 2007**
> **File No. 333-110029**

Dear Mr. Matthews:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Choi
Branch Chief